EXHIBIT 99.1
                              PUBLICIS GROUPE LOGO

--------------------------------------------------------------------------------
                                  PRESS RELEASE
--------------------------------------------------------------------------------

                                                                   JULY 27, 2006


                            FIRST HALF 2006 RESULTS:
                                 REVENUES: +10%
                           ORGANIC GROWTH IN Q2: +7.3%
                           ORGANIC GROWTH IN H1: +6.8%
                          OPERATING MARGIN: UP BY 30 BP
                                NET INCOME: + 50%



Maurice Levy, Chairman and CEO, presented the first half 2006 financial statements and management report to the Supervisory Board, presided by Mrs Elisabeth Badinter, at its meeting on Wednesday, July 26, 2006.


Publicis Groupe Chairman and CEO MAURICE LEVY commented:


"FIRST HALF 2006 RESULTS WERE FULLY IN LINE WITH THE GOALS WE HAD SET FOR OURSELVES, WITH ORGANIC GROWTH CLOSE TO 7%, MARGINS RISING ONCE AGAIN, AND AVERAGE DEBT DOWN. OUR GROWTH PROSPECTS REMAIN VERY SATISFACTORY AND WE STAND BY OUR FULLYEAR TARGETS. I AM ALSO SATISFIED WITH THE DEPLOYMENT OF OUR PLANS FOR RATIONALIZING STRUCTURES AND HOLDING DOWN COSTS. WE ALSO CONFIRM OUR OBJECTIVE OF ACHIEVING AN OPERATING MARGIN OF 16.7% IN 2008.

IN ADDITION, FREE CASH FLOW SHOULD EXCEED THE (EURO)400 MILLION FIGURE INITIALLY PROJECTED. ANOTHER REASON FOR SATISFACTION COMES FROM THE FACT THAT OVER THE PAST FEW YEARS, PUBLICIS GROUPE HAS DEMONSTRATED AN INCREASING RESISTANCE TO MACROECONOMIC VARIATIONS. LAST BUT NOT LEAST, WE HAVE JUST LAUNCHED A NEW PROGRAM THAT TAKES A CLOSER LOOK AT ADVERTISERS' NEEDS AND OUR OWN STRUCTURES, WHICH SHOULD GIVE US A FRESH LEAD ON OUR COMPETITORS."

KEY FIGURES (IFRS)


                                          ---------------------------------------------------------
(euro) millions                                1ST HALF 2006         1ST HALF 2005       % RISE
---------------------------------------------------------------------------------------------------
Revenues                                          2,122                 1,932              +10%
                                                                                         (organic:
                                                                                           +6.8%)
---------------------------------------------------------------------------------------------------
Operating margin before depreciation and            376                   342              +10%
amortization
---------------------------------------------------------------------------------------------------

Operating margin                                    323                   288              +12%
---------------------------------------------------------------------------------------------------
Operating margin as percentage of revenues          15.2%                 14.9%            +30 bp
---------------------------------------------------------------------------------------------------
Net income                                          195                   130              +50%
---------------------------------------------------------------------------------------------------
Fully diluted headline EPS ( in euros see           0.90                  0.71             +27%
appended details)
---------------------------------------------------------------------------------------------------

Currency translation, due to the dollar's appreciation against the euro during the first half of the year, added (euro)59 million to revenues. The net impact of acquisitions and disposals was a negative (euro)4 million, with the consolidation of Duval Guillaume in Belgium, Freud Communications and Capital MS&L in the UK, Solutions in India and Yorum in Turkey offset by the deconsolidation of some entities held by Medias & Regies Europe and Burrell Communications.


1 - ROBUST ORGANIC GROWTH ACCELERATES FURTHER IN 2ND QUARTER:

Publicis Groupe reported vigorous organic growth throughout the first half, with a particularly strong second quarter (+7.3%) even when compared with the very high levels achieved in the same period of 2005 (+8.0% in 2nd quarter 2005).


                            ORGANIC GROWTH BY QUARTER

                       -------------------- -------------
                          Q1 2006              +6.3%
                       -------------------- -------------
                          Q2 2006              +7.3%
                       -------------------- -------------
                          1ST HALF 2006        +6.8%
                       -------------------- -------------

GEOGRAPHICAL PERFORMANCE: Operations in Europe forged ahead in the second quarter, driven by new accounts and, to a lesser extent, the Football World Cup, while in North America buoyant trends observed in the first quarter continued.

In Asia, business remained robust despite a marked slowdown in South Korea. In Latin America, Africa and the Middle East, strong growth seen at the beginning of the year continued in the second quarter.


                          Q2 2006 REVENUES BY GEOGRAPHY

                         (euro) millions       Organic growth

Europe                         446                + 6.3%
North America                  477                + 6.5%
AsiaPacific                    116                + 3.8%
Latin America                   57               + 12.0%
Africa & Middle East            32               + 51.9%

TOTAL                        1,128                + 7.3%




                       1ST HALF 2006 REVENUES BY GEOGRAPHY

                         (euro) millions       Organic growth

Europe                         820                + 4.8%
North America                  922                + 6.6%
AsiaPacific                    224                + 7.6%
Latin America                  104               + 11.1%
Africa & Middle East            52               + 39.5%

Total                        2,122                + 6.8%


2 - FRESH RISE IN OPERATING MARGIN:

Operating margin rate rose to 15.2% during the first half -- 30 basis points higher than in the first half of 2005 (figures for both years under IFRS) -- with growth reflecting good control of operating expenses. Operating margin totaled (euro)323 MILLION, 12% higher than in the first six months of 2005.

3 - NET INCOME AND EPS UP SHARPLY:

NET INCOME excluding minority interests ROSE A STEEP 50% TO (EURO)195 MILLION.

Contributing factors include reduced interest charge, a further improvement in the effective tax rate, and a sharp rise in the contribution of companies consolidated under the equity method, particularly iSe which managed the hospitality program of the Football World Cup.

FULLY DILUTED EPS stood at (euro)0.87 (+43%) compared with (euro)0.61 in first-half 2005, while diluted headline earnings per share increased to
(euro)0.90 over the six-month period, up 27% from the same period of 2005.


4 - A FURTHER IMPORTANT DECLINE IN NET DEBT:

The Group pursued its drive to reduce AVERAGE NET DEBT, trimmed from (euro)1,028 MILLION in the first half of 2005 to (euro)676 million for the current sixmonth period -- A REDUCTION OF (EURO)352 MILLION. Contributing factors were growth in cash generated by business and a SIGNIFICANT IMPROVEMENT IN AVERAGE WORKING CAPITAL REQUIREMENT.

NET DEBT AT JUNE 30 totalled (euro)532 million or just over half of the figure recorded twelve months earlier. As already noted, Publicis Groupe opted to integrate both earn-out commitments and buy-outs (of minority interests) in net financial debt, as part of its commitment to maximum transparency.


5 - SATISFACTORY TREND IN NEW BUSINESS:

In the first six months of 2006, New Business was healthy, though at lower levels than in 2005, which saw a series of exceptionally large account reviews.

New accounts won over the period were, however, satisfactory, totalling a net $1.6 billion (see appendix for main accounts won in 2Q) despite a handful of accounts lost or scaled back.


6 - PUBLICIS GROUPE WINS KUDOS FOR CREATIVE PRODUCT ONCE AGAIN

Publicis Groupe confirmed its place as one of the world's most creative communications groups at the 2006 Cannes Advertising Festival, winning 93 Lions compared to 66 Lions in 2005. These included 2 Grand Prix, 23 Gold Lions, 21 Silver Lions and 43 Bronze Lions.

Saatchi & Saatchi, ranked second overall at the event, won the largest single number of Lions in the Group (37), followed by Leo Burnett (29), Publicis (16), Fallon (4) and Bartle Bogle Hegarty (a 49% subsidiary) (1). Starcom MediaVest Group and ZenithOptimedia also won awards in the media category.

7    1ST HALF 2006 STRATEGIC HIGHLIGHTS

The six months to June 30 were marked by many strategic and financial events:

     o    CONTINUED BALANCESHEET STREAMLINING

At the beginning of January, Publicis Groupe made a public offer for all outstanding warrants issued in 2002 on the occasion of the Bcom3 acquisition. Nearly 80% were tendered in response, allowing the elimination of potential for the creation of over 22 million shares. Potential for the creation of a further
1.1 million shares was eliminated with the exercise of the January put option by holders of the 2018 OCEANE convertible bond issue.


     o SUCCESSFUL DEPLOYMENT OF THE STRATEGY OF TARGETED ACQUISITIONS IN SAMS IN SELECTED HIGHPOTENTIAL MARKETS

Acquisitions included

     -    SOLUTIONS, India's leading marketing services agency

     - BETTERWAY, one of the top agencies for marketing services in China, with a presence in 29 cities

     - DUVAL GUILLAUME, Belgium's largest independent advertising and marketing services agency

     - a majority stake in Turkish communications and advertising agencies YORUM, ALLMEDIA, BOLD and ZONE

     - an additional 21% interest in CAPITAL MS&L, raising the Group's holding in this UK-based financial communications agency to a majority 51%.


     o    CREATION OF INNOVATIVE UNITS TO ANTICIPATE CLIENTS' FUTURE NEEDS

Publicis Groupe launched DENUO, an entity specialized in new technologies and digital communications. Its mission is to advise advertisers, monitor deployment of the solutions adopted and build partnerships including financial ones with start-ups in digital communications and new media.


Publicis Groupe and Simon Property Group, Inc., the largest owner, developer and manager of high quality shopping malls in the United States, announced the launch of ONSPOT DIGITAL NETWORK, a new high-resolution digital cable network with lifestyle reports, news, special features and general advertising targeting shoppers at Simon's main sites in the US.


8 - OUTLOOK:

Publicis Groupe is pursuing the strategic priorities already defined, which call for reducing debt and generating cash to fund the resources needed to accelerate expansion.

The Groupe's renewed focus on SAMS, creation of new operations based on digital technologies, and expansion in emerging economies underscore Publicis Groupe's absolute commitment to maintaining growth consistently in excess of its peers.



PUBLICIS GROUPE (Euronext Paris: FR0000130577 and member of the CAC40 Index
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on five continents.

The Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multihub networks Fallon Worldwide and 49%owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications with a worldwide leadership. Web sites: WWW.PUBLICISGROUPE.COM and WWW.FINANCE.PUBLICISGROUPE.COM


                                   *  *  *


                                   CONTACTS:

          Corporate Communications: Even Magnant: +33 (0)1 44 43 70 25
            Investor Relations: Pierre Benaich: +33 (0)1 44 43 65 00

NEW BUSINESS IN 2ND QUARTER 2006

MAIN ACCOUNTS WON

PUBLICIS: Berliner Sparkasse (Germany)- Premier Food / Quorn (UK)Bolton Alimentari Rio Mare , Meridiana Group , Eurizon Financial (Italy)-Orange (Netherlands)Maytag (USA)Korean Telecom (ext.) (Korea).

LEO BURNETT: Ministry of Social Care (Bulgaria)- Du Telecom (Dubai)- Bank of Cyprus (Greece)- Chung Hwa Telecom (Taiwan)- El Comercio (Peru)- Cable & Wireless, SportsLab (USA). SAB / Arany Aszok (Hungary)- Finnish Newspapers Association (Finland) - Fairfax Digital, BBQs Galore (Australia)- CSL (Hong
Kong)

SAATCHI & SAATCHI: Avaya (USA/ Global)- Advance Paper Co. (China)- Toyota (Extension of assignment) (Australia and China)- Foxtel , Seek.com (Australia)- Sangemini mineral waters , Elettronica (Italy)- BASF internal, external communications (USA)- Wal-Mart Stores (project) (USA)- Novartis (extension)
(USA)Toshiba digital (UK/ Europe).

FALLON: Volkswagen / Eos (Japan).

STARCOM MEDIAVEST GROUP (MEDIA): Oracle online (USA/ Global) ,Banorte Bank, Telefonica Mexico Centro America (Mexico) Banco Provincia Buenos Aires (Argentina)- LJ Hooker Real (Australia)Best Buy, Avaya , Public Storage (USA)- Phillip Morris AOR (Greece)LG Ukraine- P&G Digital (UK)- Lidl Supermarkets (Czech Republic)- Tele 2 Telecom (Poland)- Masterfoods mediaplanning (Russia)Del Monte (Europe).

ZENITHOPTIMEDIA (media) :
Beam Global Spirits & Wine (Global)- Whirlpool Domestic Appliances, Nestle /Dreyer's Premium & Super Premium Ice Cream (USA)- Telecom Malaysia (Malaysia)Korea Telecom /Megapass Broadband (Korea)- Iberdrola (Spain)- Nestle Portugal- Sangemini mineral waters (Italy).

SAMS (specialized agencies and marketing services) :

PUBLICIS HEALTHCARE COMMUNICATIONS GROUP: Various AOR assignments were awarded for several new products, including drugs for depression, alzheimers, epilepsy, and infectious disease.
PUBLIC RELATIONS AND CORPORATE COMMUNICATIONS : Robert Wood Johnson Foundation, Allergan / Inamed Silicone Breast Implants, J&J Vistakon Performance Eye Care , APCO (USA), Euronext- CERP Lorraine (France)- Viagogo (UK).
PUBLICIS EVENTS WORLDWIDE : Cingular/HIT Store Mobile Tour, Toyota/ Endurance Sports, NBA/ USA Basketball Tour (USA) GSK France- SNCF/ TGV Est- Renault / Laguna 2007 (France).

MAIN ACCOUNTS LOST

Cadillac and Beck's (advertising), USA

                                   DEFINITIONS

ORGANIC GROWTH IN REVENUES: growth in revenues at constant structure and exchange rates, calculated as follows for first-half 2006:

---------------------------------------------------- ---------------------------
Revenues, 1sthalf 2005                                       1,932
---------------------------------------------------- ---------------------------
Currency impact                                                 59
---------------------------------------------------- ---------------------------
Acquisitions and disposals, net                                (4)
---------------------------------------------------- ---------------------------
2005 revenues at 2006 structure (b)                          1,987
---------------------------------------------------- ---------------------------
1sthalf 2006 revenues (a)                                    2,122
---------------------------------------------------- ---------------------------
Organic growth: (a/b)                                         6.8%
---------------------------------------------------- ---------------------------

OPERATING MARGIN RATE: operating margin as a percentage of revenues.

AVERAGE NET DEBT: 6-month average of average net debt of each month.

FREE CASH FLOW: cash flow from operations after net capital expenditure excluding acquisitions.

NET NEW BUSINESS: this figure does not result from financial reporting, but is based on an estimate of annualized advertising media spending on new business, net of losses, from new and existing clients.

                                                                       Unaudited

CONSOLIDATED INCOME STATEMENT

---------------------------------------------------------------------------------------------------
        MILLIONS OF EUROS              SIX MONTHS              SIX MONTHS             YEAR ENDED
                                      ENDED JUNE 30,          ENDED JUNE 30,         ENDED DEC. 31,
                                         2006                    2005                    2005
---------------------------------------------------------------------------------------------------
REVENUES                                  2 122                 1 932                   4 127

Personnel expenses                       (1 304)               (1 178)                 (2 454)

Other operating expenses                   (442)                 (412)                   (908)

OPERATING MARGIN BEFORE DEPRECIATION
  AND AMORTIZATION                          376                   342                     765

Depreciation and amortization expense
  (excluding intangibles arising on
  acquisition                               (53)                  (54)                   (116)

OPERATING MARGIN                            323                   288                     649

Amortization of intangibles arising
  on acquisition                            (12)                  (11)                    (23)

Impairment                                   -                      -                     (33)

Noncurrent income (expense)                  1                    (26)                     59

OPERATING INCOME                           312                    251                     652

Cost of net financial debt                  (23)                  (41)                    (78)

Other financial income (expense)             (9)                   (4)                    (14)

INCOME OF CONSOLIDATED COMPANIES
  BEFORE TAXES                              280                   206                     560

Income Taxes                                (87)                  (68)                   (157)

NET INCOME OF CONSOLIDATED COMPANIES        193                   138                     403

Equity in Net Income of Nonconsolidated
  Companies                                  17                     5                      11

NET INCOME                                  210                   143                     414

Net income attributable to minority
  interests                                  15                    13                      28

Net income attributable to equity
  holders of the parent                     195                   130                     386
---------------------------------------------------------------------------------------------------



PER SHARE DATA (IN EUROS)
---------------------------------------------------------------------------------------------------
NUMBER OF SHARES                   210 447 414            210 541 236             210 415 990

Net Earnings Per Share                    0.93                   0.62                    1.83

NUMBER OF SHARES - DILUTED         241 491 601            233 978 190             233 816 994

Net Earnings Per Share - Diluted          0.87                   0.61                    1.76
---------------------------------------------------------------------------------------------------

                                                                       Unaudited

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
      MILLIONS OF EUROS                       JUNE 30,             DECEMBER 31,
                                               2006                  2005(1)
--------------------------------------------------------------------------------

ASSETS
Goodwill,  net                                 2 846                 2 883
Intangible  assets,  net                         718                   763
Property assets equipment,  net                  550                   580
Deferred tax assets                              208                   216
Investments accounted for the equity method       46                    33
Other financial assets                           110                   118
NONCURRENT ASSETS                              4 478                 4 593


Inventory and costs billable to clients          570                   580
Accounts receivable                            4 259                 4 145
Other receivables and other current assets       517                   446
Cash and cash equivalents                      1 612                 1 980
CURRENT ASSETS                                 6 958                 7 151


TOTAL ASSETS                                  11 436                11 744
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Capital stock                                     79                    79
Additional paid-in capital and
  retained earnings                            1 838                 2 006
Shareholders' equity                           1 917                 2 085
Minority interests                                21                    20
TOTAL EQUITY                                   1 938                 2 105


Long-term financial debt
  (more than 1 year)                           1 949                 1 913
Deferred tax liabilities                         194                   220
Long-term provisions                             542                   539
NONCURRENT LIABILITIES                         2 685                 2 672


Accounts payable                               5 002                 5 030
Short-term  financial debt
  (less than 1 year)                             193                   224
Income taxes payable                             234                   263
Short-term  provisions                            96                   120
Other creditors and other current
  liabilities                                  1 288                 1 330
CURRENT LIABILITIES                            6 813                 6 967


TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                      11 436                11 744
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NET FINANCIAL DEBT                               532                   207
--------------------------------------------------------------------------------

(1)  AFTER RECLASSIFICATION OF RECEIVABLES AND PAYABLES ON MEDIA SPACE
     TRANSACTIONS

                                                                       Unaudited


CONSOLIDATION CASH FLOW STATEMENT


---------------------------------------------------------------------------------------------------
        MILLIONS OF EUROS            JUNE 30, 2006          JUNE 30, 2005(1)       FULL YEAR 2005
---------------------------------------------------------------------------------------------------

I - CASH FLOWS FROM OPERATING
  ACTIVITIES

Net income                                  210                   143                     414
Income taxes                                 87                    68                     157
Cost of net financial debt                   23                    41                      75
Capital (gains) losses on disposal
  (before tax)                               (1)                   26                     (58)
Depreciation, amortization and
  impairment on property and
  equipment and intangible assets            65                    65                     172
Non-cash expenses on stock options
  and similar items                           7                    10                      20
Other non-cash income and expenses            8                    6                       11
Equity in net income of
  unconsolidated companies                  (17)                   (5)                    (11)
Dividends received from equity
  accounted investments                       4                     3                       9
Restructuring expenditure                    (9)                  (18)                    (30)
Taxes paid                                 (119)                  (92)                   (167)
Interest paid                               (41)                  (55)                    (93)
Interest received                            30                    19                      44
Change in working capital
  requirements (2)                         (243)                 (536)                     74
NET CASH PROVIDED BY OPERATING
  ACTIVITIES                                  4                  (325)                    620

II - CASH FLOWS FROM INVESTING
  ACTIVITIES

Purchases of property and
  equipment and intangible
  assets                                    (36)                  (34)                    (83)
Proceeds from sale of property and
  equipment and intangible
  assets                                      1                     3                       8
Proceeds from sale of investments
  and other financial assets, net            (4)                   (2)                      7
Acquisitions of subsidiaries                (39)                  (35)                    (71)
Disposals of subsidiaries                     7                     -                      98
NET CASH FLOWS PROVIDED BY (USED IN)
  INVESTING ACTIVITIES                      (71)                  (68)                    (41)

III - CASH FLOWS FROM FINANCING
  ACTIVITIES
Dividends paid to parent company
  shareholders                                -                     -                     (55)
Dividends paid to minority
  shareholders of subsidiaries              (12)                  (13)                    (19)
Cash received on new borrowings               5                   767                     747
Reimbursement of borrowings                 (50)                 (465)                   (460)
Net purchases of treasury stock
  and equity warrants                      (211)                    7                       7
NET CASH FLOWS PROVIDED BY
  (USED IN)FINANCING ACTIVITIES            (268)                  296                     220

IV - IMPACT OF EXCHANGE RATE
  FLUCTUATIONS                              (33)                   66                      72

NET CHANGE IN CONSOLIDATED CASH
  FLOWS (I + II + III + IV)                (368)                  (31)                    871

---------------------------------------------------------------------------------------------------
Cash and cash equivalents at January 1    1 980                 1 186                   1 186
Bank overdrafts at January 1                (95)                 (172)                   (172)
Net cash and cash equivalents at          -----                 -----                   -----
  beginning of year                       1 885                 1 014                   1 014
Cash and cash equivalents at end of
  the period                              1 612                 1 094                   1 980
Bank overdrafts at end of the period        (95)                 (111)                    (95)
Net cash and cash equivalents at end of   -----                 -----                   -----
  the period                              1 517                   983                   1 885
NET CHANGE IN CASH AND CASH EQUIVALENTS    (368)                  (31)                    871
---------------------------------------------------------------------------------------------------

(2) BREAKDOWN OF CHANGE IN WORKING CAPITAL REQUIREMENTS

---------------------------------------------------------------------------------------------------
Change in inventory and costs billable
  to clients                                (21)                   78                     (97)
Change in accounts receivable and
  other receivables                        (390)                 (338)                   (391)
Change in accounts payable, other
  creditors and provisions                  168                  (276)                    562
                                           -----                 -----                   -----
CHANGE IN WORKING CAPITAL REQUIREMENTS     (243)                 (536)                     74
---------------------------------------------------------------------------------------------------


(1) THE DIVIDENDS VOTED BY THE SHAREHOLDERS OF THE PARENT COMPANY IN JUNE 2005 FOR AN AMOUNT OF (EURO) 55 MILLION WERE PAID IN JULY 2005. IN CONSEQUENCE, THEY HAVE BEEN RECLASSIFIED FROM THE "DIVIDENDS PAID TO PARENT COMPANY SHAREHOLDERS" CAPTION INTO THE "CHANGE IN WORKING CAPITAL REQUIREMENT" CAPTION

                                                                       Unaudited




                  STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY


------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Gains and
                                                                     Additional Reserves     losses      Share    Minority   Total
   Number of    Millions of euros                           Share    paid-in    and        recognized  holder's   interests  equity
     shares                                                 capital  capital    retained    through     equity
                                                                                           earnings
------------------------------------------------------------------------------------------------------------------------------------
   195 471 061  JANUARY 1, 2005 BEFORE DEDUCTION OF
                TREASURY STOCK                                   78    2 537       (692)         38      1 961         31     1 992
------------------------------------------------------------------------------------------------------------------------------------
  (13 382 843)  Deduction of treasury stock existing at                            (332)                  (332)                (332)
                January 1 (a)
------------------------------------------------------------------------------------------------------------------------------------
   182 088 218  JANUARY 1, 2005 AFTER DEDUCTION OF
                TREASURY STOCK                                   78    2 537     (1 024)         38      1 629         31     1 660
------------------------------------------------------------------------------------------------------------------------------------
                Change in value of available for sale
                investments                                                                      (5)        (5)                  (5)

                Hedge on net investment                                                          10         10                   10

                Change in cumulative translation adjustment                                      69         69          4        73

------------------------------------------------------------------------------------------------------------------------------------
                GAINS AND LOSSES RECOGNIZED THROUGH
                EQUITY                                                                           74         74          4        78
------------------------------------------------------------------------------------------------------------------------------------
                Net income for the period                                           130                    130         13       143
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL RECOGNIZED INCOME AND EXPENSES FOR
                THE PERIOD                                                          130          74        204         17       221
------------------------------------------------------------------------------------------------------------------------------------
         9 880  Increase in capital stock of Publicis
                  Groupe SA

                Dividends paid                                                      (55)                   (55)       (13)      (68)

                Share-based Compensation                                             10                     10                   10

                Buyback of equity warrants (BSA)                                     (1)                    (1)                  (1)

                Partial early redemption of the 2018 Oceane
                  (equity component)                                                 (9)                    (9)                  (9)

                Effect of acquisitions and of commitments
                to purchase minority interests                                                                         (8)       (8)
------------------------------------------------------------------------------------------------------------------------------------
   195 480 941  JUNE 30, 2005 BEFORE DEDUCTION OF
                TREASURY STOCK                                   78    2 537       (617)        112      2 110         27      2 137
------------------------------------------------------------------------------------------------------------------------------------
       292 834  Purchases/sales of treasury stock (B)                                 8                      8                    8
------------------------------------------------------------------------------------------------------------------------------------
  (13 090 009)  Deduction of treasury stock existing at
                June 30, 2005 (C=A+B)                                              (324)                  (324)                (324)
------------------------------------------------------------------------------------------------------------------------------------
   182 390 932  JUNE 30, 2005 AFTER DEDUCTION OF TREASURY
                STOCK                                            78    2 537       (941)        112      1 786         27      1 813
------------------------------------------------------------------------------------------------------------------------------------

                                                                       Unaudited



------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Gains and
                                                                     Additional Reserves     losses     Share-    Minority   Total
   Number of    Millions of euros                           Share    paid-in    and        recognized  holder's   interests  equity
     shares                                                 capital  capital    retained    through     equity
                                                                                           earnings
------------------------------------------------------------------------------------------------------------------------------------
 197 109 010    JANUARY 1, 2006 BEFORE DEDUCTION OF
                TREASURY STOCK                                   79    2 584       (402)        147      2 408         20      2 428
------------------------------------------------------------------------------------------------------------------------------------
 (13 039 764)   Deduction of treasury stock existing at
                January 1 (A)                                                      (323)                  (323)                (323)
------------------------------------------------------------------------------------------------------------------------------------
 184 069 246    JANUARY 1, 2006 AFTER DEDUCTION OF TREASURY
                STOCK                                            79    2 584       (725)        147      2 085         20      2 105
------------------------------------------------------------------------------------------------------------------------------------
                Change in value of available for sale
                investments                                                                      (6)        (6)                  (6)

                Hedge on net investment                                                          (2)        (2)                  (2)

                Change in cumulative translation adjustment                                     (82)       (82)        (1)      (83)
------------------------------------------------------------------------------------------------------------------------------------
                GAINS AND LOSSES RECOGNIZED THROUGH EQUITY                                      (90)       (90)        (1)      (91)
------------------------------------------------------------------------------------------------------------------------------------
                Net income for the period                                           195                    195         15        210
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL RECOGNIZED INCOME AND EXPENSES FOR
                  THE PERIOD                                                        195         (90)       105         14        119
------------------------------------------------------------------------------------------------------------------------------------
    2 500       Increase in capital stock of Publicis
                  Groupe SA

                Dividends paid                                                      (66)                   (66)       (12)      (78)

                Share-based compensation                                              7                      7                    7

                Buyback of equity warrants (BSA)                                   (201)                  (201)                (201)

                Additional interest on Oranes                                        (1)                    (1)                  (1)

                Effect of acquisitions and of commitments
                  to purchase minority interests                                                                       (1)       (1)
------------------------------------------------------------------------------------------------------------------------------------
 197 111 510    JUNE 30, 2006 BEFORE DEDUCTION OF TREASURY
                STOCK                                              79    2 584     (468)         57      2 252         21      2 273
------------------------------------------------------------------------------------------------------------------------------------
  (358 550)     Purchases/sales of treasury stock (B)                               (12)                   (12)                 (12)
------------------------------------------------------------------------------------------------------------------------------------
  13 398 314    Deduction of treasury stock existing at
                  June 30, 2006 (A=B+C)                                            (335)                  (335)                (335)
------------------------------------------------------------------------------------------------------------------------------------
 183 713 196    JUNE 30, 2006 AFTER DEDUCTION OF TREASURY
                STOCK                                              79    2 584      (803)        57      1 917         21      1 938
------------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
MILLIONS OF EUROS                                    JUNE 30, 2006        JUNE 30, 2005     DECEMBER 31, 2005
---------------------------------------------------------------------------------------------------------------
Revaluation of property                                 105                  105                    105

Revaluation of available for sale investments            18                   35                     24

Hedge on net investment                                   7                   10                      9

Cumulative translation adjustment                       (73)                 (38)                     9
---------------------------------------------------------------------------------------------------------------
TOTAL GAINS AND LOSSES RECOGNIZED THROUGH EQUITY         57                  112                    147
---------------------------------------------------------------------------------------------------------------

                                                                       Unaudited







                EARNINGS PER SHARE AND DILUTED EARNINGS PER SHARE

-------------------------------------------------------------------------------------------------------------------------
                                                                                   JUNE 30, 2006        JUNE 30, 2005
-------------------------------------------------------------------------------------------------------------------------
NET INCOME USED FOR THE CALCULATION OF EARNINGS PER SHARE (IN MILLIONS OF
  EUROS)

Net income attributable to equity holders of the parent                      a            195                 130

IMPACT OF DILUTIVE INSTRUMENTS:

-  Savings in financial expenses related to the conversion of debt
   instruments, net of tax (1)                                                             16                  12
                                                                                -----------------------------------------
Net income attributable to equity holders of the parent - diluted            b            211                 142

NUMBER OF SHARES USED FOR THE CALCULATION OF EARNINGS PER SHARE

Average number of shares in circulation (after deduction of
  Treasury shares)                                                                183 891 221         182 416 236

Shares to be issued to redeem the ORANEs                                           26 556 193          28 125 000
                                                                                -----------------------------------------
Average number of shares used for the calculation                            c    210 447 414         210 541 236

IMPACT OF DILUTIVE INSTRUMENTS:

-  Effect of exercise of dilutive stock options                                     2 043 274             264 541

-  Effect ofexercise of equity warrants                                               344 166                   -

-  Shares resulting from the conversion of the convertible
   bonds                                                                           28 656 747          23 172 413
                                                                                -----------------------------------------
Number of shares diluted                                                     d    241 491 601         233 978 190
-------------------------------------------------------------------------------------------------------------------------

(IN EUROS)
-------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE                                                          a/c          0.93                0.62

EARNINGS PER SHARE - DILUTED                                                b/d          0.87                0.61
-------------------------------------------------------------------------------------------------------------------------


(1) The only anti-dilutive instruments at June 30, 2006 are the stock-options whose exercise price is greater than the average share price during the period. At June 30, 2005, the equity warrants and the 2018 OCEANEs were also antidilutive and were thus not taken into account in this calculation.

                                                                       Unaudited

       HEADLINE EARNINGS PER SHARE AND DILUTED HEADLINE EARNINGS PER SHARE


-------------------------------------------------------------------------------------------------------------------------
                                                                                   JUNE 30, 2006        JUNE 30, 2005
-------------------------------------------------------------------------------------------------------------------------
NET INCOME USED FOR THE CALCULATION OF HEADLINE EARNINGS PER SHARE (1)
(IN MILLIONS OF EUROS)

Net income attributable to equity holders of the parent                                   195                 130

ITEMS EXCLUDED:

-  Amortization of intangibles arising on acquisition, net of tax                           7                   7

-  Impairment, net of tax                                                                   -                   -

-  Capital loss on the early redemption of the OCEANE 2018, net of tax                      -                  16
                                                                                -----------------------------------------
Adjusted net income attributable to equity holders of the parent             e            202                 153

IMPACT OF DILUTIVE INSTRUMENTS:

-  Savings in financial expenses related to the conversion of debt
   instruments, net of tax                                                                 16                  12
                                                                                -----------------------------------------
Adjusted net income attributable to equity holders of the parent -
  diluted                                                                    f            218                 165

NUMBER OF SHARES USED FOR THE CALCULATION OF EARNINGS PER SHARE

Average number of shares in circulation (after deduction of Treasury
  shares)                                                                         183 891 221         182 416 236

Shares to be issued to redeem the ORANEs                                           26 556 193          28 125 000
                                                                                -----------------------------------------
Average number of shares used for the calculation                            c    210 447 414         210 541 236

IMPACT OF DILUTIVE INSTRUMENTS:

-  Effect of exercise of dilutive stock options                                     2 043 274             264 541

-  Effect of exercise of equity warrants                                              344 166                   -

-  Shares resulting from the conversion of the
   convertible bonds                                                               28 656 747          23 172 413
                                                                                 ------------------- --------------------
Number of shares - diluted                                                    d   241 491 601         233 978 190
-------------------------------------------------------------------------------------------------------------------------

(IN EUROS)
-------------------------------------------------------------------------------------------------------------------------
HEADLINE EARNINGS PER SHARE(1)                                              e/c          0.96                0.73

HEADLINE EARNINGS PER SHARE (1) - DILUTED                                   f/d          0.90                0.71
-------------------------------------------------------------------------------------------------------------------------

(1) EARNINGS PER SHARE BEFORE AMORTIZATION OF INTANGIBLES ARISING ON ACQUISITION, IMPAIRMENT, CAPITAL LOSS ON THE EARLY REDEMPTION OF THE OCEANE 2018, NET OF TAX


It should be noted that the following operations affecting ordinary shares or potential ordinary shares took place during the half year period:

- Exercise of the put on the OCEANE 2018 in January 2006: 1,149,587 OCEANEs were redeemed, thus eliminating an equivalent number of potential shares.

- Public equity warrant buyback offer closed on February 14, 2006: the offer resulted in the buyback of 22,107,049 equity warrants, leading to the elimination of an equivalent number of potential shares.